Exhibit 99.1

MDJM LTD Enters into Primary Real Estate Agency Services Contract with Tianjin Aizhishan Real Estate Co., Ltd.

TIANJIN, China, October 29, 2019 /GLOBE NEWSWIRE/ — MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an emerging, integrated real estate services company in China, announced today that the Company entered into a Primary Real Estate Agency Services Contract (the “Contract”) with Tianjin Aizhishan Real Estate Co., Ltd. (“TARE”), a real estate developer in Tianjin, China.

TARE is a real estate company wholly-owned by Great Wall Motor Co., Ltd (“GWM”), which is China's largest SUV and pickup manufacturer. TARE is currently developing a real estate project (the “Project”) in Tianjin, which is designed to develop up to approximately 147,000 square meters (1,582,294.83 square feet) in total of construction area for residential properties for sale.

The term of the Contract is from August 25, 2019 to December 31, 2020. According to the Contract, TARE agrees to authorize the Company to act as the primary real estate services agency for the Project, and no other entity or agency, except TARE itself, is allowed to sell the properties of the Project. TARE also agrees to ensure the legality of the Project, conduct sales site financial management, cooperate with the Company in its sales of the residential properties of the Project, and be responsible for disputes, which may arise from housing quality, mortgage, delivery etc., and be responsible for implementation supervision and other associated activities. The Company agrees to provide marketing planning and researching service, pre-sales agency service, after-sales transaction management service and other associated services.

As part of the Contract, TARE agrees to pay performance-based primary real estate agency services fees to the Company.

Mr. Siping Xu, Chairman and Chief Executive Officer of the Company, remarked, “We are pleased to announce this services contract with an outstanding partner, TARE, as we expand our business in Tianjin. Our cooperation makes the first step of GWM's entry into the real estate industry and has great strategic significance to both parties. We look forward to the collaboration with TARE in Tianjin and we endeavor to extend more potential cooperation opportunities with GMW in the future.”

About MDJM LTD

Headquartered in Tianjin, China, MDJM is an emerging, integrated real-estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing, advertising, and strategy planning. The Company also provides real estate consulting and independent training services on an as-needed basis. Currently, the Company’s major market is Tianjin Autonomous Municipality. Since 2014, the Company has expanded its presence from Tianjin to other cities including Chengdu, Suzhou, and Yangzhou. In addition to its existing core business, the Company also plans to provide real estate marketing, branding, and planning services, real estate agency services, beautiful village operating services, and advertisement planning services through its subsidiaries, Xishe (Tianjin) Business Management Co., Ltd., Xishe (Tianjin) Culture and Media Co., Ltd., and Xishe Xianglin (Tianjin) Business Operations & Management Co., Ltd. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com